Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 3, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David Edgar Division of Corporation Finance Office of Technology

Re:	North Mountain Merger Corp. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 22, 2022 File No. 001-39523

Ladies and Gentlemen:

On behalf of North Mountain Merger Corp., a Delaware corporation (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 26, 2022 (the “Comment Letter”) relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”). The Company has revised the Annual Report in response to the Staff’s comment, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Annual Report which reflects these revisions.

Form 10-K for the Fiscal Year Ended December 31, 2021

Exhibits 31.1 and 31.2

1.
We note that your certifications do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K to include the correct certifications. In your amendment, you may include the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. Refer to Question 246.13 of the Regulation S-K Compliance & Disclosure Interpretations. Also, we note that both the CEO and CFO signed the certifications as the Principal Financial Officer and Principal Accounting Officer. Please revise as necessary.

The Registrant acknowledges the Staff’s comment and has filed Amendment No. 1 to the Annual Report to include in the certifications provided in Exhibits 31.1 and 31.2 the language added to the introductory portion of paragraph 4 and the language of revised paragraph 4(b) referring to internal control over financial reporting, and to revise the titles of the officers signing such certifications.

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Securities and Exchange Commission
Division of Corporation Finance
May 3, 2022

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission
Christine Dietz

North Mountain Merger Corp.
Charles B. Bernicker
Nicholas Dermatas